AM 3/18/2002

02019329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37104

RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gabelli Direct Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye	New York	10580-1422
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Sell — (914) 921-5156
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Sell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gabelli Direct Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LUDMILLA POMPADUR
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01PO6028397
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES JULY 3, 20 07

Notary Public

Signature

Financial & Operations Principal

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Gabelli Direct, Inc. (SEC No. 8-37104)

December 31, 2001
with Report of Independent Auditors

Gabelli Direct, Inc.

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Gabelli Direct, Inc.

We have audited the accompanying statement of financial condition of Gabelli Direct, Inc. as of December 31, 2001. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli Direct, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 8, 2002

Gabelli Direct, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 30,900
Investments in securities	20,100
Goodwill (less amortization of $4,026)	56,360
Due from related party	1,200
Total assets	$ 108,560
Liabilities and stockholder's equity	
Due to related party	$ 10,050
Accrued expenses and other liabilities	340
Total liabilities	10,390
Stockholder's equity	98,170
Total liabilities and stockholder's equity	$ 108,560

See accompanying notes.

Gabelli Direct, Inc.

Notes to Statement of Financial Condition

December 31, 2001

A. Organization

Gabelli Direct, Inc. (the "Company," formerly Lynch Capital Corporation) is a broker-dealer registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Gabelli Securities, Inc. ("GSI" or "Parent") which is a majority-owned subsidiary of Gabelli Asset Management Inc. ("GBL"). GSI acquired all of the outstanding stock of the Company on December 22, 2000, in a transaction accounted for under the purchase method of accounting. Stockholder's equity has been restated to reflect the reorganization of the Company at January 1, 2001. Goodwill arising from the transaction has been recorded in the Company's statement of financial condition in accordance with the Securities and Exchange Commission's guidelines set forth in Staff Accounting Bulletin No. 54, "Push Down Basis of Accounting Required in Certain Limited Circumstances."

The Company acts as an introducing broker for security transactions initiated by its Parent and affiliates. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. Accordingly, customer positions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreement with its clearing broker. This exposure is reduced by the clearing broker's policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

B. Significant Accounting Policies

Cash Equivalents

The Company generally classifies money market funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Securities Transactions

Investment in securities, consisting of warrants and common stock acquired in a private placement, is stated at cost which approximates fair value.

B. Significant Accounting Policies (continued)

Goodwill

Goodwill is amortized on a straight-line basis over the Company's estimated useful life of 15 years and was $4,026 in 2001. Effective January 1, 2002, new accounting standards related to acquisitions and goodwill will require the Company to stop amortizing goodwill and test goodwill for impairment.

Fair Values of Assets and Liabilities

The carrying amounts of all assets and liabilities, other than fixed assets, in the statement of financial condition approximate their fair values.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

C. Related Party Transactions

At December 31, 2001, the Company had an investment of $30,900 in the Gabelli U.S. Treasury Money Market Fund, a mutual fund advised by Gabelli Funds, LLC, an affiliate of the Company, which is included in cash equivalents in the statement of financial condition.

In 2001, certain administrative expenses of the Company were paid for by GBL.

D. Income Taxes

The Company accounts for income taxes under the liability method prescribed by Financial Accounting Standards Board Statement No. 109 ("FAS 109"). Under FAS 109, deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company is included in the consolidated U.S. Federal income tax return of its Parent. Pursuant to an agreement with its Parent, the Company's Federal income tax benefit is equivalent to the total amount the Company would have recorded for such tax benefits had the Company filed on a stand-alone basis. The income tax benefit of $1,150 has been included in due from related party in the statement of financial condition.

The difference between the Company's statutory U.S. tax rate and its effective tax rate is primarily due to state taxes.

E. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which specifies uniform net capital requirements for its registrants. The Rule requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 6-2/3%. These requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital computed under the Rule of $19,892, which was $14,892 in excess of the required minimum capital of $5,000.

The stockholder of the Company intends to fund the Company with capital contributions to the extent necessary so the Company may continue to meet its net capital requirements.